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July 8, 2005	direct dial 404 815 6270 direct fax 404 541 3400 JStevens@KilpatrickStockton.com

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 0308
Washington, DC 20549
Attention: Ms. Abby Adams, Special Counsel

Re:
Community Banks of Georgia, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Schedule 13-E, Amendment No. 1 filed by Community Banks of Georgia, Ins., CBG Interim Corporation, John T. Trammell, Mickey Dunn, Frank Eubanks, Robert James, Donald Keeter, Boyd Lee Mulins, Pierce Neese, Geraldine Moody
Filed June 17, 2005

Dear Ms. Adams:

At the request and on behalf of our client, Community Banks of Georgia, Inc. (the “Company”), we hereby file on its behalf, via EDGAR, an amended Preliminary Proxy Statement on Schedule 14A and Amendment No. 2 to Schedule 13E-3. This letter and the amended filing include revisions made in response to the comment letter dated June 29, 2005.

As requested, these responses are keyed to correspond to the Staff’s comment letter, which we do by setting out below each of the Staff’s comments (in bold face type) followed by our response. A copy of this letter, along with three marked-to-show-changes courtesy copies of the amended Preliminary Proxy Statement and Schedule 13E-3 are being sent to the Staff by overnight delivery.

Unless the context requires otherwise, references to we, our, us, Community Banks of Georgia, Inc. or the Company in the responses below refer to Community Banks of Georgia, Inc.

General

1.	We note that the filing persons have provided the statement requested in the closing of our prior letter on a supplemental basis. Please file the statement in EDGAR as “CORRESP.”

Securities and Exchange Commission
July 8, 2005

Response:

We have filed the statement in EDGAR as “CORRESP” in response to the Staff’s comment.

Schedule 13E-3

2.
We reissue comment 1. The correct fee rate is found in Exchange Act Section 13(e). Rule 0-11(b) details how to value the amount of securities to be acquired in the transaction, e.g. value securities to be acquired for cash by the cash to be paid to acquire them. In addition, it is unclear why you have reduced the fee as described in the note to the table.

Response:

We have revised the footnote and believe that we have sent the appropriate fee to the SEC.

Preliminary Proxy Statement on Schedule 14A

3.	We reissue comment 2. Please advise the form of proxy to clarify that it is in preliminary form.

Response:

We have further revised the Proxy in response to the Staff’s comment.

Introduction, page i

4.
We reissue comment 4. The summary term sheet must contain a brief summary of the most material terms of the transaction, such as each filing persons fairness determination with respect to each group of unaffiliated security holders. Please revise the summary to include this information. Also, please rearrange the document so that the summary term sheet is on the first page after any notice required by state law. The special factors section should immediately follow the summary term sheet. See Rule 13e-3(e)(1)(i) and (ii) and Instruction 2 to Item 1001 of Regulation M-A.

Response:

The requested revisions have been made.

Background and Procedures, page 8

5.
Disclose your response to comment 11 in the document to be disseminated to security holders, as well as the identity of the filing person(s) who engaged in the transactions(s). Refer to Item 1002(f) and 1014 of Regulation M-A.

Securities and Exchange Commission
July 8, 2005

Response:

We have revised pages 3 and 12of the Preliminary Proxy Statement in response to the Staff’s comment.

Determination of Fairness by the Board of Directors of the Company, page 10

6.
We reissue comment 12. Here and on page 13 you continue to state that the transaction is fair to “continuing and noncontinuing shareholders of the Company, whether affiliates of the Company or not.” Item 1014 of Regulation M-A requires each filing person to make a fairness determination with respect to each group of “unaffiliated security holders.”

Response:

We have further revised the Preliminary Proxy Statement in response to the Staff’s comment.

7.
We reissue comments 13 and 14. Please address each factor in Instruction 2 to Item 1014, such as current and historical stock prices and recent stock purchases identified in response to Item 1002(f) of Regulation M-A, in sufficient detail. The factors considered in determining fairness must be explained in enough detail for investors to understand them. Conclusory statement or listing of generalized areas of consideration, such as “the current and historical financial performance of the Company, including the Company’s growth and its earnings” are not acceptable. See Instruction 3 to Item 1014 of Regulation M-A. Revise the section to provide additional detail regarding what information the board considered. For example, disclose the net book value, going concern value and liquidation value considered by the board. Also explain what consideration the board gave to the factors listed, e.g. explain how each of the factors listed supports or does not support the fairness of the merger.

Response:

We have further revised the Preliminary Proxy Statement in response to the Staff’s comment.

8.	We reissue comment 18. Please clarify how each filing person made a procedural fairness determination despite the absence of the procedural safeguards in Item 1014.

Response:

We have revised the Preliminary Proxy Statement in response to the Staff’s comment.

Securities and Exchange Commission
July 8, 2005

Determination of Fairness by Interim and Other Company Affiliates, page 12

9.	We reissue comment 19 because the discussion adopted by the filing persons in this section is not complete.

Response:

Please see the further revisions to the Preliminary Proxy Statement in response to comment 7 above. We now believe that the fairness determination by the filing persons is complete.

Report of the Financial Advisor, page 13

10.	We reissue comment 21. Please disclose the method of selection of the financial advisor as required by Item 1015(b)(3) of Regulation M-A.

Response:

We have further revised the Preliminary Proxy Statement in response to the Staff’s comment.

11.	Please disclose the supplemental response to comments 23, 24 and 27.

Response:

The requested revisions have been made.

12.
We note your responses to comments 25 and 26. Revise to disclose the comparable companies or provide a cross reference to this list and disclose the ranges of values in response to comment 26 in the summary of the financial advisor’s report.

Response:

The requested revisions have been made.

Federal Income Tax Consequences, page 18

13.	Please tell us why you have deleted disclosure in the tax section.

Response:

As we discussed on our July 6, 2005 teleconference, we revised the tax discussion to improve the disclosure.

Securities and Exchange Commission
July 8, 2005

Conditions and Regulatory Approvals, page 21

14.
We reissue comment 31. The disclosure on page 21 states that “[c]onsummation of the reorganization is subject to the approval of our shareholders at the special meeting, the absence of any required consents or approvals that remain outstanding…” Please revise to specify the approvals and consents necessary to consummate the transaction.

Response:

We have further revised the Preliminary Proxy Statement in response to the Staff’s comment by deleting the highlighted language from the “Conditions” section on page __.

Market for Common Stock and Dividends, page 23

15.
We reissue comment 33. Please provide additional details regarding each of the transactions, including the form of transaction, e.g. open market purchase or sale, negotiated transaction, etc., the date of each transaction and the identity the filing person(s) who engaged in each transaction.

Response:

We have revised pages 3 and 12 of the Preliminary Proxy Statement in response to the Staff’s comment.

General, page 25

16.	Please clarify the disclosure on page 26 in light of your supplemental response to comment 36.

Response:

The requested revisions have been made.

* * *

Securities and Exchange Commission
July 8, 2005

The Staff is requested to direct any further questions regarding these filings and this letter to the undersigned at (404) 815-6270 or my colleague, Richard Cheatham at (404) 815-6570.

Sincerely, /s/ James W. Stevens James W. Stevens

Enclosure

Cc:	John T. Trammell Frank N. Eubanks Richard R. Cheatham